UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants,
Investment Management Committee
and Benefit Administration Committee of
The Pinnacle West Capital Corporation Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
June 15, 2023

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS:
Participant-directed investments at fair value (Notes 2 and 5)	$1,134,386,348	$1,422,057,020
Participant-directed investments at contract value (Notes 2 and 4)	134,903,912	129,598,370
Total investments	1,269,290,260	1,551,655,390
Receivables:
Notes receivable from participants (Note 1)	20,555,914	22,266,818
Participant contributions	1,257,016	1,049,266
Employer contributions	392,942	325,493
Other receivables	9,234,515	1,127,790
Total receivables	31,440,387	24,769,367
Total assets	1,300,730,647	1,576,424,757
LIABILITIES:
Payable for securities purchased	7,761,731	92,350
Accrued administrative expenses	300,067	343,198
Total liabilities	8,061,798	435,548
NET ASSETS AVAILABLE FOR BENEFITS	$1,292,668,849	$1,575,989,209

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

CONTRIBUTIONS (Note 1):
Participants	$67,351,308
Employer	23,401,892
Rollover	8,423,738
Total contributions	99,176,938

INVESTMENT INCOME/(LOSS) (Note 2):
Net realized/unrealized depreciation in fair value of investments	(249,011,574)
Dividend, interest, and other income	12,774,787
Interest income on notes receivable from participants	1,031,681
Total investment loss	(235,205,106)

DEDUCTIONS:
Distributions to participants	144,795,801
Administrative expenses (Note 2)	2,496,391
Total deductions	147,292,192

DECREASE IN NET ASSETS	(283,320,360)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,575,989,209
End of year	$1,292,668,849

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The trustee for the Plan is Fidelity Management Trust Company ("Trustee").

In April 2021, the Investment Management Committee appointed an independent fiduciary to manage the Pinnacle West Stock Fund investment option under the Employee Stock Ownership Plan feature. The independent fiduciary has the sole authority to vote any shares and to instruct the Trustee accordingly with respect to shares of Pinnacle West common stock held in the Pinnacle West Stock Fund that are not otherwise voted by the Plan participants themselves. On September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. See Note 6.

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pre-tax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six full months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pre-tax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code.  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the Internal Revenue Code. The maximum allowable pre-tax contribution and catch-up contribution may increase in future years as determined annually by the Internal Revenue Service ("IRS").  Participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, if any, are recorded at fair value. There were no noncash contributions for the year ended December 31, 2022.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

If a participant elected to reinvest dividends in the Pinnacle West Stock Fund, any dividends paid on balances in the Pinnacle West Stock Fund are reinvested in accordance with the future investment allocations the participant has selected.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  Each participant has separate accounts that are credited with the participant’s pre-tax, Roth 401(k), after-tax contributions, rollover contributions (if any), in-plan Roth conversions (if any), the Employer’s matching contributions and an allocation of Plan earnings.  Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (see Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):
•Age-based investment options ("Target Retirement Date Funds") that include:
•Retirement Income Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund
•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund
•Target Retirement 2065 Fund

•Core investment options that include:

•Stable Value Fund (see Note 4)*
•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund**

* Separately managed accounts, specific to this Plan only.
** A separately managed account, specific to this Plan only. On September 30, 2020, the Company froze the Pinnacle West Stock Fund (see Note 2).

    The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation suggested for them through the Plan's personal asset manager program or choose to have their portfolio managed for them utilizing the Plan's Managed Account service, both of which provide a personalized mix of the Plan's Core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds that are composed of the Core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  Participants may not borrow against their Employer transfer account, self-directed brokerage fund or their after-tax contributions account.

The minimum participant loan allowed is $1,000. Generally, the maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years or up to 15 years for the purchase of the participant’s principal residence. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2022 was 5.70%.  Interest rates for outstanding loans as of December 31, 2022 and 2021, ranged from 4.25% to 8.00%.  As of December 31, 2022, participant loans have maturities through 2037.

Loans are treated as investments of the participants’ accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting and Forfeitures

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pre-tax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account (if any), in-plan Roth conversions (if any) (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).

Withdrawals and Distributions

A participant may, at any time, make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any), and in-plan Roth conversions (if any).  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account, rollover contributions account (if any), or in-plan Roth conversions (if any) while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account. Participants can take a loan prior to a hardship withdrawal and contributions are not suspended as a result of taking a hardship withdrawal.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue the Company's contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

    Subsequent events were evaluated through June 15, 2023, the date the financial statements were issued. No events occurred that require additional disclosure or adjustments to the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, inflation risk and overall market volatility. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a unitized stock fund, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the New York Stock Exchange ("NYSE") and are valued at the NYSE closing price on the last business day of the plan year. See Note 5. The valuation per share of Pinnacle West's common stock was $76.04 and $70.59 at December 31, 2022 and 2021, respectively. The valuation per unit of the Pinnacle West stock fund was $18.83 and $17.50 at December 31, 2022 and 2021, respectively.

Included in investments at December 31, 2022 and 2021, are shares of Pinnacle West common stock amounting to $57,324,123 and $57,733,655, respectively. This investment represents 5% and 4% of total investments at December 31, 2022 and 2021, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

The Stable Value Fund investment option is composed of fully benefit-responsive synthetic guaranteed investment contracts ("SGICs"), which are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Net Assets Available for Benefits presents SGICs on a contract value basis (see Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, and administrative expenses charged by the Funds, if any, which are deducted from assets and reflected as a reduction of investment return for the Fund. Some participants utilizing the SDA may pay income tax charges depending on the assets that they may hold in their respective SDA. Pinnacle West pays the remaining Plan administrative expenses, such as legal expenses.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2022 and 2021, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

Net Realized/Unrealized Depreciation in Fair Value of Investments

Net realized/unrealized depreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has concluded that, as of December 31, 2022 and December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.

The IRS has determined and informed the Company by a letter dated March 16, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

 The Stable Value Fund is an investment option offered to all participants in the Plan. This investment option consists of three fully benefit-responsive SGICs and accordingly, is recorded at contract value in the statements of net assets available for benefits. A SGIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, wrap providers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive SGICs are included in the Statements of Net Assets Available for Benefits as participant-directed investments at contract value at December 31, 2022 and 2021 of $134,903,912 and $129,598,370, respectively. The fully benefit-responsive SGICs earned interest income of $2,740,089 during the year ended December 31, 2022.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Investments valued using net asset value (NAV) as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2022 and 2021.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices in active markets of the underlying securities owned by the trusts.  The trusts are similar to mutual funds except, among other differences, that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. The Plan has no unfunded commitments to these trusts as of December 31, 2022 and 2021.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2022	2021
Common Stocks	$73,222,528	$94,332,364
Short-Term Investments	8,388,037	6,650,683
Mutual Funds	161,024,448	199,487,751
Pinnacle West Common Stock	57,324,123	57,733,655
Self-Directed Brokerage Account	92,480,715	121,860,769
Total Level 1 assets and total assets classified in the fair value hierarchy	392,439,851	480,065,222
Investments measured at NAV:
Common and Collective Trusts	741,946,497	941,991,798
Total Investments at fair value	$1,134,386,348	$1,422,057,020

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

In April 2021, an independent fiduciary began managing the Pinnacle West Stock Fund.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2022 and 2021, the Plan held 753,868 and 817,873 shares, respectively, of common stock of Pinnacle West, the sponsoring employer, with a cost basis of $43,924,177 and $47,824,691, and a fair value of $57,324,123 and $57,733,655, respectively.  During the year ended December 31, 2022, the Plan recorded dividend income from Pinnacle West common stock of $2,685,743. As of December 31, 2022 and 2021, the Plan held $6,287,371 and $5,330,546, respectively, of short-term investments managed by the Trustee, with the majority held within the Stable Value Fund.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

Transactions under certain investment managers in 2022 include revenue share agreements with the Trustee that qualify as exempt party-in-interest transactions. Amounts received under this revenue share agreements were immaterial for the year ended December 31, 2022. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan Sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2022	2021
Net Assets Available for Benefits per the financial statements	$1,292,668,849	$1,575,989,209
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(9,004,849)	1,770,108
Deemed distribution of participant loans	(737,343)	(638,522)
Net Assets per Form 5500	$1,282,926,657	$1,577,120,795

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2022:

Decrease in Net Assets Available for Benefits per the financial statements	$(283,320,360)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund -December 31, 2022	(9,004,849)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2021	(1,770,108)
Deemed distribution of participant loans - 2022	(737,343)
Deemed distribution of participant loans - 2021	638,522
Net loss per the Form 5500	$(294,194,138)

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	MFS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ABBOTT LAB			$529,188
	ACCENTURE PLC CL A			77,917
	ADOBE INC			598,687
	AGILENT TECH INC			104,007
	AIR PRODUCTS & CHEMICALS			387,791
	ALPHABET INC CL A			1,383,005
	ALPHABET INC CL C			434,866
	AMAZON.COM INC			1,433,292
	AMERICAN EXPRESS CO			66,635
	AMERICAN TOWER CORP			324,358
	AMETEK INC NEW			358,941
	AMPHENOL CORPORATION CL A			94,642
	AON PLC			460,115
	APPLE INC			1,344,776
	APPLIED MATERIALS INC			82,968
	ARTHUR J GALLAGHAR AND CO			135,560
	ASML HLDG NV (NY REG SHS)			283,035
	AUTODESK INC			67,834
	BECTON DICKINSON & CO			228,107
	BLACK KNIGHT INC			71,013
	BLOCK INC CL A			73,774
	BOSTON SCIENTIFIC CORP			534,974
	CADENCE DESIGN SYS INC			211,563
	CANADIAN PAC RAILWAY LTD			252,562
	CHIPOTLE MEXICAN GRILL IN			148,461
	CME GROUP INC CL A			198,933
	COLGATE-PALMOLIVE CO			311,851
	COSTAR GROUP INC			323,340
	DANAHER CORP			613,651
	DOLLAR TREE INC			136,207
	EATON CORP PLC			111,435
	ELECTRONIC ARTS INC			259,388
	ENPHASE ENERGY INC			57,231
	EOG RESOURCES INC			170,837
	EQUIFAX INC			173,758
	ESTEE LAUDER COS INC CL A			385,315
	GARTNER INC			217,819
	HESS CORP			201,668
	HILTON WORLDWIDE HLDGS IN			296,061
	ICON PLC			215,229
	INTUIT INC			611,854

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	JOHNSON CONTROLS INTL PLC			320,704
	LAM RESEARCH CORP			205,527
	LINDE PLC			123,622
	LULULEMON ATHLETICA INC			150,899
	LVMH MOET HENNESSY ADR			273,370
	MARTIN MARIETTA MATERIALS			79,423
	MASTERCARD INC CL A			1,065,097
	MATCH GROUP INC			87,170
	MICROSOFT CORP			3,211,386
	MSCI INC			554,483
	NVIDIA CORP			499,507
	O'REILLY AUTOMOTIVE INC			236,328
	REGENERON PHARMACEUTICALS			233,763
	ROCKWELL AUTOMATION INC			82,938
	SCHWAB CHARLES CORP			396,318
	SHERWIN WILLIAMS CO			430,042
	STERIS PLC			122,265
	SVCSNOW INC			222,090
	SYNOPSYS INC			108,559
	TAKE-TWO INTERACTV SOFTWR			99,548
	THERMO FISHER SCIENTIFIC			624,482
	TRANSUNION			121,615
	UNITEDHEALTH GROUP INC			630,914
	VEEVA SYS INC CL A			27,273
	VERISK ANALYTICS INC			442,638
	VERTEX PHARMACEUTICALS IN			435,191
	VISA INC CL A			885,681
	VULCAN MATERIALS CO			479,451
	ZOETIS INC CL A			261,735
	SUBTOTAL			$26,384,667

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ABBVIE INC			$414,691
	ACTIVISION BLIZZARD INC			185,634
	ADVANCED MICRO DEVICES IN			179,931
	ALLEGION PLC			158,311
	ALLSTATE CORPORATION			134,922
	ALPHABET INC CL A			639,315
	AMERISOURCEBERGEN CORP			392,733
	APPLIED MATERIALS INC			294,575
	AUTOZONE INC			705,327
	AVANTOR INC			199,807
	AXALTA COATING SYS LTD			259,896

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	BANK OF AMERICA CORPORATI			495,608
	BERKSHIRE HATHAWAY INC CL			1,040,993
	BRISTOL-MYERS SQUIBB CO			791,306
	CANADIAN NATL RESOURCES L			388,599
	CAPITAL ONE FIN CORP			107,741
	CATERPILLAR INC			267,349
	CENOVUS ENERGY INC			396,973
	CENTENE CORP			535,935
	CENTERPOINT ENERGY INC			289,493
	CHUBB LTD			373,035
	CIGNA CORP			693,826
	CISCO SYS INC			594,023
	COCA-COLA EUROPACIFIC PAR			249,161
	COGNIZANT TECH SOLUTIONS			236,138
	CONOCOPHILLIPS			724,402
	CRH PLC SPON ADR			288,438
	CVS HEALTH CORP			678,237
	DEERE & CO			411,610
	DEVON ENERGY CORP			313,824
	DOVER CORP			142,858
	DUPONT DE NEMOURS INC			512,597
	EATON CORP PLC			302,600
	ENVISTA HLDGS CORP			88,889
	EOG RESOURCES INC			201,663
	EVEREST REINSURANCE GROUP			152,053
	FIDELITY NATL INFORM SVCS			145,945
	FIRSTENERGY CORP			315,263
	FLEETCOR TECH INC			227,396
	FORTIVE CORP			172,254
	GEN DYNAMICS CORPORATION			298,228
	GLOBAL PAYMENTS INC			143,219
	GOLDMAN SACHS GROUP INC			413,430
	HALLIBURTON CO			130,839
	HOWMET AEROSPACE INC			369,666
	ICON PLC			244,949
	INTERCONTINENTAL EXCHANGE			174,403
	JOHNSON & JOHNSON			1,117,936
	JPMORGAN CHASE & CO			1,087,551
	KEURIG DR PEPPER INC			544,707
	LAM RESEARCH CORP			141,221
	LEIDOS HLDGS INC			247,091
	LKQ CORP			260,587
	MARATHON PETROLEUM CORP			538,187

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MASCO CORPORATION			220,329
	MCKESSON CORP			90,779
	MICROCHIP TECH			260,768
	MICRON TECH INC			235,456
	MOHAWK INDU INC			210,573
	NXP SEMICONDUCTORS NV			105,090
	OLIN CORP			237,489
	OTIS WORLDWIDE CORP			229,370
	PIONEER NATURAL RESOURCES			366,566
	QORVO INC			83,570
	QUALCOMM INC			451,963
	SANOFI SPON ADR			753,910
	SCHLUMBERGER LTD			474,083
	SCHWAB CHARLES CORP			705,295
	SONY GROUP CORP ADR			257,445
	SS&C TECH HLDGS INC			236,300
	THE BOOKING HLDGS INC			177,345
	T-MOBILE US INC			401,520
	TRUIST FINL CORP			232,749
	UNION PACIFIC CORP			313,504
	UNITED RENTALS INC			341,203
	UNITEDHEALTH GROUP INC			590,621
	US FOODS HLDGS CORP			251,952
	WELLS FARGO & CO			611,216
	WESTINGHOUSE AIR BRAKE TE			168,677
	SUBTOTAL			$28,423,138

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ABM INDU INC			$136,147
	ACUITY BRANDS INC			68,894
	AES CORP			56,571
	AGCO CORP			122,741
	AGNC INVESTMENT CORP			51,088
	ALLISON TRANSMISSION HLDG			113,027
	ALTRA INDU MOTION CORP			124,878
	AMEDISYS INC			94,317
	AMERICOLD REALTY TR			59,253
	AMERIS BANCORP			49,874
	AMN HEALTHCARE SVCS INC			82,564
	ARES COMMERCIAL REAL ESTA			25,632

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ARROW ELECTRONICS INC			75,290
	ASGN INC			161,819
	ASHLAND INC			138,821
	ASSURANT INC			76,662
	ASSURED GUARANTY LTD			129,688
	AVANTOR INC			119,454
	AVNET INC			104,491
	AXALTA COATING SYS LTD			133,845
	AXIS CAPITAL HLDGS LTD			142,305
	BELDEN INC			215,772
	BERKLEY (WR) CORP			75,763
	BERKSHIRE HILLS BANCORP I			57,378
	BLACKSTONE MORTGAGE TR CL			41,239
	BLOOMIN BRANDS INC			75,571
	BRINKS CO			115,691
	BUCKLE INC (THE)			87,571
	BWX TECH INC			56,221
	CABOT CORP			104,939
	CACTUS INC CL A			57,095
	CALERES INC			59,911
	CATALENT INC			60,403
	CENTERPOINT ENERGY INC			77,944
	CHAMPIONX CORP			81,259
	CHECK POINT SOFTWARE TECH			148,743
	CHEMED CORP			114,847
	CHORD ENERGY CORP			135,168
	COMMSCOPE HLDG CO INC			115,799
	CONCENTRIX CORP			196,810
	CORECIVIC INC			64,100
	COUSINS PROPERTIES INC			69,699
	CURTISS WRIGHT CORPORATIO			152,963
	DARLING INGREDIENTS INC			49,947
	DELEK US HLDGS INC			52,704
	EAST WEST BANCORP INC			175,689
	ECOVYST INC			82,079
	EMCOR GROUP INC			192,839
	ENERPLUS CORP			184,107
	ENERSYS INC			82,701
	ENVISTA HLDGS CORP			119,966
	ESSENT GROUP LTD			96,695
	EVERCORE INC A			57,376
	EVEREST REINSURANCE GROUP			160,666
	EXPEDIA INC			58,955

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	FAIR ISAAC CORP			74,224
	FEDERAL AGRI MTG NON VTG			114,175
	FIRST CITIZENS BANCSHARES			79,628
	FIRST HAWAIIAN INC			73,433
	FIRST HORIZON CORP			102,190
	FIRST MERCHANTS CORP			107,873
	FIRSTCASH HLDGS INC			70,745
	FLEX LTD			152,387
	FMC CORP NEW			106,704
	FOOT LOCKER INC			116,620
	FRESH DEL MONTE PRODUCE I			62,096
	FTI CONSULTING INC			154,036
	GEN DIGITAL INC			110,236
	GLOBE LIFE INC			93,788
	GRAPHIC PACKAGING HLDGS C			333,372
	GRAY TELEVISION INC			53,287
	HAEMONETICS CORP MASS			135,199
	HANCOCK WHITNEY CORP			85,554
	HANOVER INSURANCE GROUP I			50,539
	HARLEY-DAVIDSON INC			85,987
	HERBALIFE NUTRITION LTD			64,594
	HIGHWOODS PROPERTIES INC			66,816
	HILLENBRAND INC			115,294
	HOLOGIC INC			71,668
	HUB GROUP INC CL A			99,124
	HUNTINGTON BANCSHARES INC			105,821
	HUNTINGTON INGALLS INDU I			110,957
	ICON PLC			282,828
	INGEVITY CORP			63,889
	INGREDION INC			100,672
	INSIGHT ENTERPRISES INC			136,367
	INTERDIGITAL INC			89,410
	INTERPUBLIC GROUP OF COS			93,335
	INTL GAME TECH PLC			111,041
	JABIL INC			63,631
	JEFFERIES FIN GROUP INC			42,199
	JONES LANG LASALLE INC			37,611
	JUNIPER NETWORKS INC			93,675
	KENNEDY-WILSON HLDGS INC			47,048
	KEYCORP			96,838
	KORN FERRY			97,595
	KOSMOS ENERGY LTD			142,483
	LANDSTAR SYS INC			45,775

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	LAUREATE EDUCATION INC CL			55,200
	LCI INDU			141,264
	LITHIA MOTORS INC CL A			93,771
	LIVE NATION ENTERTAINMENT			57,187
	LKQ CORP			59,873
	LPL FINL HLDGS INC			133,809
	MASONITE WORLDWIDE HLDGS			58,039
	MATIV INC			83,349
	MOLINA HEALTHCARE INC			163,459
	NATIONAL ENERGY SVCS REUN			63,598
	NCR CORP			58,455
	NETAPP INC			64,144
	NEXSTAR MEDIA GROUP INC			343,234
	NEXTIER OILFIELD SOLUTION			118,965
	NOW INC			71,336
	OLIN CORP			80,628
	PACWEST BANCORP			118,078
	PAR PACIFIC HLDGS INC			76,283
	PDC ENERGY INC			100,044
	PEAPACK GLADSTONE FINL CO			74,440
	PENNYMAC FIN SVCS INC			64,252
	PETCO HEALTH AND WELLNESS			54,349
	PETIQ INC CL A			45,547
	PRA GROUP INC			78,201
	PREFERRED BANK LOS ANGELE			114,691
	PROPETRO HLDGS CORP			78,999
	QORVO INC			104,055
	QUIDELORTHO CORP			45,319
	R1 RCM INC			88,476
	RENAISSANCERE HLDGS LTD			168,386
	RESIDEO TECH INC			103,651
	SCIENCE APPLICATIONS INTL			296,960
	SENSATA TECH HLDGS PLC			96,750
	SKECHERS USA INC CL A			62,296
	SKYWORKS SOLUTIONS INC			48,390
	SLM CORP			353,613
	SMART GLOBAL HLDGS INC			67,853
	SOTERA HEALTH CO			81,776
	SOUTHSTATE CORP			112,249
	SPIRIT RLTY CAP INC			88,884
	SS&C TECH HLDGS INC			50,654
	STANDARD MOTOR PRODUCTS I			55,019
	STARWOOD PROPERTY TR INC			83,933

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	STEVEN MADDEN LTD			136,885
	STRIDE INC			165,252
	SYNEOS HEALTH INC			137,697
	SYNOVUS FIN CORP.			192,632
	TD SYNNEX CORP			164,322
	TEGNA INC			174,521
	TEMPUR SEALY INTL INC			229,633
	TEREX CORP			73,906
	TEXTRON INC			118,165
	TOPGOLF CALLAWAY BRANDS C			280,332
	TRANSUNION			55,785
	TRAVEL+LEISURE CO			125,580
	TTEC HLDGS INC			42,056
	ULTRA CLEAN HLDGS INC			84,632
	UNIVERSAL CORP			32,637
	UNIVERSAL HEALTH SVCS INC			180,198
	US FOODS HLDGS CORP			99,611
	VALLEY NATL BANCORP			102,876
	VALVOLINE INC			114,079
	VECTOR GROUP LTD			66,499
	VERITEX HLDGS INC			55,992
	VICTORIA'S SECRET & CO			78,430
	VIPER ENERGY PARTNERS LP			189,850
	VOYA FIN INC			134,356
	WALKER & DUNLOP INC			117,406
	WEBSTER FIN			81,188
	WERNER ENTERPRISES INC			46,943
	WESCO INTL INC			383,665
	WESTERN DIGITAL CORP			47,388
	WHITE MOUNTAINS INS GROUP			155,576
	WILEY (JOHN) & SONS INC C			51,838
	WINTR FIN CORP			152,559
	WORLD FUEL SVCS CORP			96,060
	SUBTOTAL			$18,414,723

	Total common stocks			$73,222,528

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		$135,185,609
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		39,684,320
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		138,135,639

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		318,899,590
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		89,571,819
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		20,469,520
	Total common and collective trusts			$741,946,497

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		$5,473,870
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		813,501
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		99,335,812
	Dodge & Cox Income Fund 1 Shares	Bond Fund		30,776,852
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		30,911,784
	Total mutual funds			$167,311,819

	SGICs	Stable Value Fund
	RGA Reinsurance Co yield 2.229%
	Morley Stable Income Bond Fund Common and Collective Trust			$43,751,056
	Principal Life Ins Co yield 2.149%
	Morley Stable Income Bond Fund Common and Collective Trust			38,961,490
	Transamerica Premier Life Ins Co yield 2.234%
	Morley Stable Income Bond Fund Common and Collective Trust			43,186,517
	Total SGICs			$125,899,063

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		$57,324,123
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		92,480,715
	BBH STIF Fund	Short-Term Investments***		2,082,549
*	Various participants****	Participant loans		19,818,571
	Total other investments			$171,705,958

	Total Assets Held for Investment Purposes			$1,280,085,865

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $5,473,870 held in the Stable Value Fund, $2,082,549 in the US Small/Mid Cap Stock Fund and US Large Cap Stock Fund, $813,501 in the Pinnacle West Stock Fund and $18,117 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2022, ranged from 4.25% to 8.00% with maturity dates ranging from 2022 to 2037. Presented net of $737,343 in deemed loan distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 15, 2023	By	/s/ Donna M. Easterly
Donna M. Easterly
Senior Vice President Human Resources & Ethics
Arizona Public Service Company